UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                             METASOURCE GROUP, INC.
                             ----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   59139R-10-0
                                  ------------
                                 (CUSIP Number)


                                November 15, 2002
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

                                  SCHEDULE 13G


CUSIP No. 59139R-10-0                                         Page 2 of 10 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Momentum Fund, L.P. (the "Fund")            EIN:03-0021366
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    [ ]
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 1,979,973
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             1,979,973
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,979,973
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 59139R-10-0                                         Page 3 of 10 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            Mercator Advisory Group, LLC ("MAG")                  EIN: 300021359
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 1,979,973, all of which are directly held by the
                             Fund. MAG is the general partner of Fund.
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             1,979,973, all of which are directly held by the Fund. MAG is the general partner of Fund.
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,979,973
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 59139R-10-0                                         Page 4 of 10 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
            David F. Firestone
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            6     SHARED VOTING POWER
    REPORTING
      PERSON                 1,979,973, all of which are directly held by the
                             Fund. David F. Firestone is Managing Member of MAG.
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          7     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                       8     SHARED DISPOSITIVE POWER

                             1,979,973, all of which are directly held by the Fund. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,979,973
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.99%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

Item 1.  Issuer.

     (a) The name of the issuer is MetaSource Group, Inc. (the "Issuer").

     (b) The address of the Issuer's principal executive office is 40 Exchange Place, Suite 1607, New York, NY 10005.

Item 2.  Reporting Person and Security.

        (a) The Reporting Person is Mercator Momentum Fund, L.P, a California limited partnership. The general partner of Mercator Momentum Fund, L.P. is Mercator Advisory Group, LLC, a California limited liability company. David F. Firestone is Managing Member of Mercator Advisory Group, LLC.

     (b) The business address of Mercator Momentum Fund, L.P., Mercator Advisory Group, LLC, and David F, Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071.

     (c)  Mercator  Momentum  Fund,  L.P. is a California  limited  partnership.
Mercator Advisory Group, LLC, its general partner, is a California limited liability company.

     (d) The title of the class of securities to which this statement relates is the common stock, of the Issuer (the "Common Stock").

     (e) The CUSIP number is 59139R-10-0.

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer  registered under Section 15 of the Act (15 U.S.C.
78o).

     (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An   investment    adviser   in   accordance   with   Section
240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee  benefit  plan or  endowment  fund in  accordance  with
Section 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent  holding  company or  control  person in  accordance  with
Section 240.13d-1(b)(1)(ii)(G);


                               Page 5 of 10 Pages

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     Not Applicable.

Item 4.  Ownership.

         Pursuant to a 10% Secured Convertible Debenture dated November 15, 2002 (the "Debenture") in the amount of $550,000 issued by the Issuer to Mercator Momentum Fund, L.P. (the "Fund") the Fund may acquire shares of the Issuer's common stock upon conversion of the Debenture. The conversion ratio of the Debenture is not fixed, but adjusts depending on the market price of the Issuer's common stock at the time; however, pursuant to the terms of the Debenture, the number of shares of the Issuer's common stock issuable upon conversion is limited so that ownership of the Debenture cannot cause a holder of the Debenture to become the beneficial owner of more than 9.99% or 1,979,973 shares of the Issuer's common stock. Mercator Advisory Group, LLC ("MAC") is the general partner of the Fund and David Firestone, as the Managing Member of MAC, has voting and investment control over these shares.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Not Applicable.


                               Page 6 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         If a parent holding company or control person has filed this Schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         If a group has filed this Schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not Applicable.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.










                               Page 7 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 4, 2003                    MERCATOR MOMENTUM FUND, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: March 4, 2003                    MERCATOR ADVISORY GROUP, LLC



                                       By: /s/ David F. Firestone
                                           _____________________________________
                                           David F. Firestone, Managing Member


Date: March 4, 2003                    /s/ David F. Firestone
                                       _________________________________________
                                       David F. Firestone




















                               Page 8 of 10 Pages

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing















































                         Page 9 of 10 Pages

                                    EXHIBIT A
                                    ---------

                            AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G, dated March 4, 2003, containing the information required by Schedule 13G, for the shares of Common Stock issuable upon the conversion of that certain 10% Secured Convertible Debenture dated November 15, 2002 in the amount of $550,000 held by Mercator Momentum Fund, L.P., a California limited partnership and with respect to Mercator Advisory Group, LLC, a California limited liability corporation, the general partner, and such other holdings as may be reported therein.


Dated:  March 4, 2003


MERCATOR MOMENTUM FUND, L.P.

By: MERCATOR ADVISORY GROUP, LLC, its general partner


By: /s/ David F. Firestone
    ____________________________________
    David F. Firestone, Managing Member


MERCATOR ADVISORY GROUP, LLC


By: /s/ David F. Firestone
    _____________________________________
    David F. Firestone, Managing Member




















                               Page 10 of 10 Pages